

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Jilliene Helman
Chief Executive Officer
RealtyMogul Income REIT, LLC
10573 W Pico Blvd, PMB #603
Los Angeles, CA 90064

> **Re: RealtyMogul Income REIT, LLC**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed December 20, 2023**
> **File No. 024-11877**

Dear Jilliene Helman:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A-POS filed December 20, 2023

Management Compensation, page 78

1. For each of the fees listed in this section, please disclose the amount paid to your Manager and/or its affiliates for the year ended December 31, 2023.

Principal Shareholders, page 81

2. Please provide the disclosure required by Item 403 of Regulation S-K, including the beneficial owners of more than five percent of your shares. In your most recent Form 1-SA, you reflect that 11,514,547 shares are outstanding.

Funds from Operations and Adjusted Funds From Operations, page 103

3. Please tell us what consideration you gave to providing your FFO and AFFO calculations for all financial statement periods presented, including for the corresponding interim period of the preceding fiscal year.

Description of Our Common Shares
Valuation Policies, page 114

4.      We note your disclosure surrounding your determination of NAV per share, including disclosure included in your supplement to the offering circular filed November 14, 2023 announcing your NAV per share of $10.30 as of September 30, 2023. Please explain to us how your NAV disclosure is consistent with your proposed disclosure included in your template for future NAV disclosure, attached as Exhibit A to your response letter dated June 6, 2016.

Plan of Distribution, page 144

5.      With respect to the automatic investment program, please disclose whether investors receive a notice prior to each scheduled investment and whether investors are required to affirmatively consent to each such investment.

Exhibits

6.      Please file a legal opinion covering the shares being offered by the offering circular.

General

7.      Please disclose in Part I, Item 4, the shares you sold pursuant to the offering statement within the 12 months before the qualification of this offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Lauren Prevost